For period ending November 30, 2008      Exhibit 77D
File number 811-6475

Update regarding the Fund's investments - investments in certain structured products and certain attendant risks
The Fund may invest in a wide range of securities, including mortgage- and asset-backed securities.  Information regarding such securities was included in the Fund's original prospectus.  Since that time, markets have continued to change, and the Fund may invest to a greater extent in certain types of securities then it has in the past.
As a result of current market opportunities, the Fund may invest significantly in mortgage-backed and asset-backed securities. The Fund may invest in asset-backed securities that are categorized as collateralized debt obligations ("CDOs"). CDOs include collateralized bond obligations ("CBOs"), collateralized loan obligations ("CLOs") and other similarly structured securities. A CBO is a trust that is backed by a diversified pool of high risk, below investment grade fixed income securities. A CLO is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. CDOs may charge management fees and administrative expenses.
For CBOs and CLOs, the cash flows from the trust are split into two or more portions, called tranches, varying in risk and yield. The riskiest portion is the "equity" tranche which bears the bulk of defaults from the bonds or loans in the trust and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche from a CLO trust typically has higher ratings and lower yields than its underlying securities, and can be rated investment grade. Despite the protection from the equity tranche, CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults, as well as aversion to CLO securities as a class.
The risks of an investment in a CDO depend largely on the type of the collateral securities and the class of the CDO in which the Fund invests. Normally, CLOs and other CDOs are privately offered and sold, and thus, are not registered under the securities laws. As a result, investments in CDOs may be characterized by the Fund as illiquid securities, however an active dealer market may exist for CDOs allowing a CDO to qualify under the Rule 144A "safe harbor" from the registration requirements of the Securities Act for resales of certain securities to qualified institutional buyers. In addition to the normal risks associated with fixed income securities (e.g., interest rate risk, prepayment risk and default risk), CDOs carry additional risks including, but are not limited to, the risk that: (i) distributions from collateral securities may not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the Fund may invest in CDOs that are subordinate to other classes; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.
The Fund's manager will weigh the potential benefits of an investment against perceived risks in determining whether to invest in such securities.  The Fund's manager believes that the Fund's closed-end structure might make it particularly appropriate to take advantage of market opportunities to purchase such securities from other investors, such as those who are effectively forced to sell such securities at attractive prices in order to meet redemption requests from their own investors.
As noted in its prospectus, the Fund may invest up to 20% of its total assets in mortgage-backed securities; the Fund has not adopted a similar policy limiting the amount of its investments in asset-backed securities.  Such investments would be made in light of the Fund's overall primary investment goal to achieve a high level of current income, with capital appreciation a secondary objective in the selection of investments.

Strategic Global Income Fund